[redacted]

SECURI 06003106 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

607 Washington Street
(No. and Street)

Reading (City) Pennsylvania (State) 19603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Durofchalk 610-478-2134 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tomasi & Company, LLP
(Name – *if individual, state last, first, middle name*)

4641 Pottsville Pike, Suite F (Address) Reading (City) Pennsylvania (State) 19605 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. Durofchalk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Financial Group, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
TAMMY L. MILLER, Notary Public
City of Reading, Berks County
My Commission Expires March 7, 2009

Tammy L. Miller
Notary Public

Signature

Finance/CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Tomasi & Company LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
Griffin Financial Group, LLC
Reading, Pennsylvania

We have audited the accompanying statements of financial condition of Griffin Financial Group, LLC (the Company) as of December 31, 2005 and 2004, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Griffin Financial Group, LLC at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomasi & Company LLP

February 23, 2006

Cross Roads Corporate Centre ■ 4641 Pottsville Pike ■ Suite F ■ Reading, PA 19605
Telephone: (610) 916-3000 ■ Fax: (610) 916-3500

ASSETS

	December 2005	December 2004
Cash	$ 1,109,611	$ 708,353
Receivable from clients	931,507	75,000
Advanced client expense	187,780	89,809
Prepaid expenses	223,629	179,039
Receivable from related party	37,067	-0-
Equipment, at cost, less accumulated depreciation of $335	6,355	-0-
TOTAL ASSETS	$ 2,495,949	$ 1,052,201

LIABILITIES AND MEMBER'S EQUITY

	December 2005	December 2004
LIABILITIES		
Accrued PA capital stock tax	$ 32,929	$ -0-
Payable to related party	-0-	99,925
Deferred revenue	187,780	-0-
	220,709	99,925
MEMBER'S EQUITY	2,275,240	952,276
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,495,949	$ 1,052,201

STATEMENTS OF INCOME

	December 2005	December 2004
REVENUES		
Commissions	$ 10,059,068	$ 3,287,647
Client expense reimbursements	91,942	-0-
Interest income	39,455	12,129
TOTAL REVENUES	10,190,465	3,299,776
EXPENSES		
Employee and subcontracting compensation and related expenses	5,593,158	2,499,716
Insurance	272,468	16,122
Client charges – meals, mileage/other	148,180	-0-
Client development – meals, mileage/other	77,824	1,050
Occupancy	75,000	-0-
Professional dues and fees	74,067	19,356
Promotional and marketing	50,436	-0-
Capital stock tax	45,929	10,800
Report binding	27,156	-0-
Professional services	26,795	-0-
Telephone	17,785	-0-
Postage and delivery	12,117	-0-
Bank fees	5,554	110
Advertising	5,055	-0-
Office supplies	3,160	-0-
Seminars and continuing education	2,930	-0-
Miscellaneous	2,298	-0-
Taxes - other	1,102	-0-
Computer expenses	871	-0-
Depreciation	335	-0-
Interest	281	-0-
Referral fee	-0-	20,000
TOTAL EXPENSES	6,442,501	2,567,154
NET INCOME	$ 3,747,964	$ 732,622

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	December 2005	December 2004
BALANCE – Beginning of Year	$ 952,276	$ 1,219,654
Net income	3,747,964	732,622
Member distribution	(2,425,000)	(1,000,000)
BALANCE – End of Year	$ 2,275,240	$ 952,276

STATEMENTS OF CASH FLOWS

	December 2005	December 2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,747,964	$ 732,622
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	335	-0-
(Increase) decrease in operating assets:		
Receivable from clients	(856,507)	(75,000)
Advance client expense	(97,971)	(50,622)
Prepaid expenses	(44,590)	(179,039)
Receivable from related party	(37,067)	88,695
Increase (decrease) in operating liabilities:		
Accrued PA capital stock tax	32,929	-0-
Payable to related party	(99,925)	26,334
Deferred revenue	187,780	-0-
Net Cash Provided by Operating Activities	2,832,948	542,990
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(6,690)	-0-
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distribution	(2,425,000)	(1,000,000)
NET INCREASE (DECREASE) IN CASH	401,258	(457,010)
CASH – Beginning of Year	708,353	1,165,363
CASH – End of Year	$ 1,109,611	$ 708,353

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Griffin Financial Group, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Griffin Financial Group, LLC is formed as a single member Pennsylvania Limited Liability Company. Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual. The Company provides merger and acquisition related advisory services in an open market and is subject to SEC rule 17a-5 but operates pursuant to the (k)(2)(i) exemptive provisions of SEC rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC rule 15c3-1 (see Note 4).

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

All cash in bank accounts are considered cash and cash equivalents. The Company maintains its cash balances in one financial institution located in Reading, Pennsylvania. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time throughout the year and at year end, the cash balances exceed the insured limits.

Revenue Recognition

The Company does not recognize revenue until a transaction is complete unless there is a stipulated non-refundable retainer as part of the arrangement letter with a client. Typically, there are no accounts receivable because Griffin Financial Group, LLC is paid its success fee or commission at closing or upon a qualifying event.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Expenses

Prior to January 1, 2005 (effective date), primarily all expenses associated with the generation of income were provided under a management agreement (see Note 2). All expenses except for payroll, consulting and related costs, various professional dues, taxes, if applicable, and continuing education are to be paid by Griffin Holdings Group, LLC (GHG, LLC) as part of the agreement. Fees for payroll, consulting, and related costs are to be paid to GHG, LLC for such services. Effective January 1, 2005, all expenses incurred for the benefit of Griffin Financial Group, LLC (GFG, LLC) will be the obligation and responsibility of GFG, LLC.

Concentration of Credit Risk

The Company's involvement with mergers and acquisitions is primarily in the northeastern section of the United States. Therefore, the national economy as well as the economy within this region could have an influence on the volume of fees generated by Griffin Financial Group, LLC. In the event the markets are slow, the company is dependent on its member, Griffin Holdings Group, LLC, to contribute sufficient capital to satisfy operating costs and required levels of net capital.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated using an accelerated method over the estimated useful lives of the respective assets. Depreciation expense charged to operations was $335 in 2005 and $-0- in 2004.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $5,055 and $-0- for 2005 and 2004, respectively.

NOTE 2 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

Griffin Holdings Group, LLC is owned by Stevens & Lee, P.C., a Pennsylvania Professional Corporation. Griffin Holdings Group, LLC is a 100% owner of Griffin Financial Group, LLC. Griffin Holdings Group, LLC entered into a management agreement with GFG, LLC on September 1, 2001 to provide various services to GFG, LLC. Such services include, but are not limited to, personnel, administrative, all third party expenses, and all other services as may be required by GFG, LLC to conduct its business. The agreement renews automatically on one-year renewal terms unless either party terminates the agreement as of any December 31st by giving the other party at least thirty days notice. Effective January 1, 2005, a restated management services agreement was entered into by the parties. Griffin Holdings Group, LLC will still provide personnel and administrative services on a fee reimbursement basis but GHG, LLC will no longer pay any other third party expenses on behalf of GFG, LLC.

Employees performing services on behalf of GFG, LLC shall remain at all times employees of GHG, LLC. Griffin Holdings Group, LLC, or its affiliate, remains responsible for the withholding and payment of all required federal, state, and local taxes with respect to their employees. Griffin Financial Group, LLC will reimburse GHG, LLC for payroll and all related costs. Other administrative costs are invoiced by GHG, LLC based on a proportional share of space, utilities, and other services provided.

The amount of employee and subcontracting compensation and related expenses provided by GHG, LLC and charged to operations was $5,593,158 in 2005 and $2,499,716 in 2004. In 2005, $5,630,225 was paid and $37,067 is reflected as a related party receivable while in 2004, $2,490,491 was paid to GHG, LLC and the remainder of $9,225 was classified as payable. Griffin Financial Group, LLC paid GHG, LLC $75,000 for occupancy in 2005 and $-0- in 2004.

Prior to January 1, 2005, Griffin Holdings Group, LLC also agreed to reimburse out-of-pocket expenses incurred by GFG, LLC's personnel. These costs when billed were treated as advance client expense with a corresponding payable to GHG, LLC and when collected will reimburse GHG, LLC. From time to time, collections on advances may occur, but subsequent reimbursements may not immediately follow. The net advance client expense and payable to related party at December 31, 2004 was $891. As of January 1, 2005, these expenses are the direct responsibility of GFG, LLC.

At December 31, 2005 and 2004, there is a related party receivable of $37,067 and $-0- and a corresponding payable of $-0- and $99,925, respectively. During 2004, the net loan balance fluctuates throughout the year; however, imputed interest is deemed to be immaterial to the financial statements and has not been reflected. Also, based on the prior management agreement, GFG, LLC is not obligated to reimburse client advances incurred by GHG, LLC.

NOTE 3 INCOME TAXES

The Company and its member has elected under the Internal Revenue Code to be a non-taxpaying entity for federal and state income tax purposes. In lieu of a company level tax, the member is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

NOTE 4 NET CAPITAL REQUIREMENTS

Griffin Financial Group, LLC is subjected to the Securities and Exchange Commission net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $2,008,189 and $683,428, which was $2,003,189 and $676,766 in excess of its required net capital of $5,000 and $6,662 in 2005 and 2004, respectively. The Company's aggregate indebtedness as of December 31, 2005 was $32,929 and $99,925 as of December 31, 2004 and has met the ratio requirement referred to above.

NOTE 5 OCCUPANCY

Beginning January 1, 2005, the Company entered into an informal arrangement with Griffin Holdings Group, LLC for office space and common area maintenance charges. Approximately 5,000 square feet of office space is being utilized with an average comparable price of $15 per square foot. The arrangement is calculated on a monthly basis and is subject to cancellation or variation in terms depending on the circumstances.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	December 2005	December 2004
TOTAL ASSETS	$ 2,495,949	$ 1,052,201
TOTAL LIABILITIES	220,709	99,925
NET WORTH	2,275,240	952,276
SUBORDINATED LOANS	-0-	-0-
ADJUSTED NET WORTH	2,275,240	952,276
LESS NET NON-ALLOWABLE ASSETS	267,051	268,848
CURRENT CAPITAL	2,008,189	683,428
LESS HAIRCUTS	-0-	-0-
NET CAPITAL	2,008,189	683,428
REQUIRED NET CAPITAL	5,000	6,662
EXCESS NET CAPITAL	$ 2,003,189	$ 676,766
AGGREGATE INDEBTEDNESS	$ 32,929	$ 99,925
AGGREGATE INDEBTEDNESS TO NET CAPITAL	.02	.15

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION – (SCHEDULE I CONTINUED)

	December 2005	December 2004
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,109,611	$ 608,432
Non-allowable assets underreported as an error	-0-	(4)
Non-allowable assets prepaid expenses	(223,629)	(179,039)
Audit adjustment to record client receivable	931,507	75,000
Audit adjustment to record additional capital stock tax expense	(32,929)	-0-
Audit adjustment to reclassify expenses to prepaid	223,629	179,039
Net Capital Per Above	$ 2,008,189	$ 683,428

2004 originally did not reflect $179,039 prepaid expenses as a non-allowable asset. The 2004 schedule was restated to reflect this non-allowable asset.

INTERNAL CONTROL

Tomasi & Company LLP
Certified Public Accountants & Consultants

REPORT ON INTERNAL CONTROL

To the Member
Griffin Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Griffin Financial Group, LLC (the Company), for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Cross Roads Corporate Centre ■ 4641 Pottsville Pike ■ Suite F ■ Reading, PA 19605
Telephone: (610) 916-3000 ■ Fax: (610) 916-3500

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomasi & Company LLP

February 23, 2006